Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of the Company as of June 30, 2022:

Subsidiary Legal Name	State or Other Jurisdiction of Incorporation or Organization

Enochian Biopharma, Inc.	Delaware
Enochian Biosciences Denmark ApS	Denmark
Enochian Tecnologies, Inc.	Nevada